UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number:  001-36231

Scorpio Bulkers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the notice, proxy statement and proxy card of Scorpio Bulkers Inc. (the "Company") for the Company's Special Meeting of Shareholders scheduled to be held on December 23, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC.
(registrant)

Dated: November 23, 2015	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer

Exhibit 1

TO THE SHAREHOLDERS OF SCORPIO BULKERS INC.

November 23, 2015

Enclosed is a Notice of the Special Meeting of Shareholders (the "Special Meeting") of Scorpio Bulkers Inc. (the "Company") which will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on December 23, 2015 at 9:00 a.m., the Company's Proxy Statement, and certain other related materials.
At the Special Meeting, holders of the Company's common shares (the "Shareholders") will consider and vote upon proposals:
1.	To approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding common shares at a ratio of not less than one-for-two and not more than one-for- twelve, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement the reverse stock split by filing the amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal One"); and
2.	Subject to the Shareholders' approval of Proposal One and the Board's implementation of the reverse stock split, to approve an amendment to the Company's Amended and Restated Articles of Incorporation to reduce the Company's total authorized share capital, such that the aggregate number of authorized common shares available for issuance immediately following the reverse stock split shall be reduced to a number that is equal to 1.5 times the Company's current number of authorized common shares, as adjusted by the applicable reverse stock split ratio implemented by the Board, with the exact number to be determined by the Board, or any duly constituted committee thereof, taking into account the reverse stock split ratio, and to authorize the Board to effect the reduction in authorized share capital by filing the amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal Two" and together with Proposal One, the "Proposals").
Provided that a quorum is present, adoption of Proposal One and Proposal Two requires the affirmative vote of the holders of a majority of all outstanding shares of the Company's common stock eligible to attend and vote at the Special Meeting. To constitute a quorum, there must be present, either in person or by proxy, Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Special Meeting until a quorum is present.
You are cordially invited to attend the Special Meeting in person. If you attend the Special Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING. PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE SPECIAL MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE SPECIAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON NOVEMBER 16, 2015.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

Emanuele Lauro
Chairman and Chief Executive Officer

Monaco	New York

Le Millenium, 9, Boulevard Charles III, Monaco MC 98000	150 East 58th Street, New York, NY 10155 USA
Tel: +377-9798-5716; Fax: +377-9205-7045	Tel: +1-212-542-1616; Fax: +1-212-542-1618

e-mail & website: investor.relations@scorpiobulkers.com
www.scorpiobulkers.com

SCORPIO BULKERS INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
November 23, 2015

NOTICE IS HEREBY given that a Special Meeting (the "Special Meeting") of the holders of common shares (the "Shareholders") of Scorpio Bulkers Inc. (the "Company") will be held on December 23, 2015 at 9:00 a.m., at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 for the following purposes, which is more completely set forth in the accompanying Proxy Statement:
1.	To consider and vote upon a proposal to approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding common shares at a ratio of not less than one-for- two and not more than one-for-twelve, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement the reverse stock split by filing the amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal One"); and
2.	Subject to the Shareholders' approval of Proposal One and the Board's implementation of the reverse stock split, to consider and vote upon a proposal to approve an amendment to the Company's Amended and Restated Articles of Incorporation to reduce the Company's total authorized share capital, such that the aggregate number of authorized common shares available for issuance immediately following the reverse stock split shall be reduced to a number that is equal to 1.5 times the Company's current number of authorized common shares, as adjusted by the applicable reverse stock split ratio implemented by the Board, with the exact number to be determined by the Board, or any duly constituted committee thereof, taking into account the reverse stock split ratio, and to authorize the Board to effect the reduction in authorized share capital by filing the amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal Two" and together with Proposal One, the "Proposals").
The Board has fixed the close of business on November 16, 2015 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Special Meeting or any adjournment thereof.
Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meeting, who attend the Special Meeting in person or by proxy, shall be a quorum for the purposes of the Special Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Special Meeting until a quorum is present.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING. PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE SPECIAL MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE SPECIAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON NOVEMBER 16, 2015.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

BY ORDER OF THE BOARD OF DIRECTORS

Anoushka Kachelo
Secretary

November 23, 2015
Monaco

SCORPIO BULKERS INC.
LE MILLENIUM, 9, BOULEVARD CHARLES III, MONACO MC 98000

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 23, 2015

INFORMATION CONCERNING SOLICITATION AND VOTING
General
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Scorpio Bulkers Inc., a Marshall Islands corporation (the "Company"), for use at the Special Meeting (the "Special Meeting") of the holders of common shares of the Company (the "Shareholders") to be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on December 23, 2015 at 9:00 a.m., or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about November 23, 2015 to the Shareholders entitled to vote at the Special Meeting.
Voting Rights and Outstanding Shares
On November 16, 2015 (the "Record Date"), the Company had issued and outstanding 344,213,048 common shares, par value $0.01 per share. Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each common share then held. One or more Shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Special Meeting shall constitute a quorum for the purposes of the Special Meeting. The common shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Special Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the Proposals.
The common shares are listed on the New York Stock Exchange under the symbol "SALT."
Revocability of Proxies
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, Le Millennium, 9, Boulevard Charles III, Monaco MC 98000, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Special Meeting and voting in person.

PROPOSAL ONE
APPROVAL OF AN AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT
General
The Board has approved, and is hereby soliciting shareholder approval of, an amendment to the Company's Amended and Restated Articles of Incorporation, substantially in the form attached hereto as Exhibit I, to effect a reverse stock split of the Company's issued and outstanding common shares at a ratio of not less than one-for-two and not more than one-for-twelve ("Amendment One"). The par value of each share will remain unchanged at one United States cent ($0.01) per share. A vote FOR Proposal One will constitute approval of Amendment One, providing for the combination, except as explained below with respect to fractional shares, of any number of the Company's issued and outstanding common shares between and including two and twelve into one common share and will grant the Board, or any duly constituted committee thereof, the authority to determine whether to implement the reverse stock split and, if so, to select which of the approved exchange ratios within that range will be implemented. If the Shareholders approve Proposal One, the Board, or any duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing Amendment One with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of Proposal One. If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of Amendment One with the Registrar of Corporations of the Republic of the Marshall Islands.
The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split. If the Shareholders approve Proposal One, the reserve stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company's and the Shareholders' best interests at that time. In connection with any determination to effect the reverse stock split, the Board, or any duly constituted committee thereof, will set the time for such a split and select a specific exchange ratio within the range. These determinations will be made by the Board with the intention to create the greatest marketability of the Company's common shares based upon prevailing market conditions at that time.
The Board reserves its right to elect not to proceed, and abandon, the reverse stock split contemplated in this Proposal One if it determines, in its sole discretion, that implementing the reverse stock split is not in the best interests of the Company and its Shareholders. If the Board elects not to proceed and abandons the reverse stock split, it will also abandon the reduction in authorized share capital contemplated in Proposal Two.
Purpose and Background of Reverse Stock Split
The purpose for seeking approval to effect the reverse stock split is to increase the market price of the Company's common shares. The Board intends to effect the proposed reverse stock split only if it believes that a decrease in the number of common shares outstanding is likely to improve the market price for the Company's common shares, and only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its Shareholders.

The Company believes that the increased market price for its common shares that is expected as a result of implementing the reverse stock split will improve the marketability and liquidity of the Company's common shares and will encourage interest and trading in the Company's common shares. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, the Company believes it may be able to raise the market price of its common shares to a level where its common shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher share price after a reverse stock split could alleviate this concern.
There can be no assurance that the reverse stock split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per common share immediately after the reverse stock split, if implemented, will increase proportionately with the reverse stock split ratio, or that any increase will be sustained for any period of time.
Procedures for Exchange of Shares
As soon as practicable after the effective date of the reverse stock split, the Shareholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of shares.
Shareholders holding common shares in certificated form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, with instructions on how such Shareholders should surrender to the exchange agent certificates representing pre-split common shares in exchange for post-split common shares in book-entry form. No new shares will be issued to a Shareholder until such Shareholder has surrendered such Shareholder's outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split common shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split common shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.
Shareholders holding common shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a Shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the Shareholder's address of record indicating the number of common shares held following the reverse stock split.
Upon the reverse stock split, the Company intends to treat shares held by Shareholders in "street name" through a bank, broker or other nominee in the same manner as registered Shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in "street name." However, these banks, brokers or other nominees may have different procedures from those that apply to registered Shareholders for processing the reverse stock split and making payment for fractional shares. If a Shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, Shareholders are encouraged to contact their bank, broker or other nominee.

Fractional Shares
No fractional shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which Shareholders would otherwise be entitled multiplied by the closing price of the common shares on the last trading day prior to the effective date of the split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.
Required Vote
Adoption of Proposal One requires the affirmative vote of the holders of a majority of all outstanding shares of the Company's common stock eligible to attend and vote at the Special Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF AN AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO REDUCE THE COMPANY'S TOTAL AUTHORIZED SHARE CAPITAL, SUBJECT TO SHAREHOLDERS' APPROVAL OF PROPOSAL ONE AND THE BOARD'S IMPLEMENTATION OF THE REVERSE STOCK SPLIT
The Board has approved, and is hereby soliciting shareholder approval of, an amendment to the Company's Amended and Restated Articles of Incorporation, substantially in the form attached hereto as Exhibit II, subject to the Shareholders' approval of Proposal One and the Board's implementation of the reverse stock split, to reduce the Company's total authorized share capital, in an exact amount to be determined by the Board, or any duly constituted committee thereof, such that the aggregate number of authorized common shares available for issuance immediately following the reverse stock split shall be reduced to a number equal to 1.5 times the Company's current number of authorized common shares, as adjusted by the applicable reverse stock split ratio implemented by the Board ("Amendment Two"). The number of authorized preferred shares will remain unchanged at fifty million (50,000,000). If both Proposal One and Proposal Two are approved by the Shareholders, and the Board determines to implement the reserve stock split, the aggregate authorized share capital of the Company will be reduced from five hundred million (500,000,000) shares, consisting of four hundred fifty million (450,000 000) common shares and fifty million (50,000,000) preferred shares, to a whole number between and including (A) one hundred six million two hundred fifty thousand (106,250,000) shares, consisting of fifty-six million two hundred fifty thousand (56,250,000) common shares and fifty million (50,000,000) preferred shares, if the reverse stock split is effected at a ratio of one for twelve, and (B) three hundred eighty-seven million five hundred thousand (387,500,000) shares, consisting of three hundred thirty-seven million five hundred thousand (337,500,000) common shares and fifty million (50,000,000) preferred shares, if the reverse stock split is effected at a ratio of one for two. If both Proposal One and Proposal Two are approved by the Shareholders, and the Board determines to implement the reverse stock split, the reduction in the number of authorized share capital will become effective upon the filing and effectiveness of Amendment Two with the Registrar of Corporations of the Republic of the Marshall Islands.
Since the Company is not reducing the total authorized number of common shares under its Amended and Restated Articles of Incorporation by the same ratio as the reverse stock split, the Company will have the ability to issue a greater percentage of its common shares in relation to its outstanding common shares after the reverse stock split than it currently has. The Company believes that this reduction strikes the appropriate balance between having an unnecessarily large number of common shares available for issuance as a result of the reverse stock split and having too few common shares available for issuance, thereby limiting the Company's flexibility to, among other purposes, issue common shares to obtain additional funding.
If the Board elects not to proceed and abandons the reverse stock split contemplated in Proposal One, it will also abandon the reduction in authorized share capital contemplated in this Proposal Two.

Required Vote
Adoption of Proposal Two requires the affirmative vote of the holders of a majority of all outstanding shares of the Company's common stock eligible to attend and vote at the Special Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT THE REDUCTION IN THE COMPANY'S AUTHORIZED SHARE CAPITAL, IF AND WHEN THE REVERSE STOCK SPLIT IS EFFECTED. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Okapi Partners LLC ("Okapi Partners") as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the phone number or email address listed below:
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036 (212) 297-0720
Toll Free: (855) 208-8901

EFFECT OF ABSTENTIONS
An "abstention" occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter. Abstentions are counted as present for purposes of determining a quorum. Abstentions will have the effect of voting AGAINST the Proposals.
OTHER MATTERS
No other matters are expected to be presented for action at the Special Meeting. Should any additional matter come before the Special Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board

Anoushka Kachelo
Secretary

November 23, 2015
Monaco

EXHIBIT I
If Proposal One is adopted by the affirmative vote of a majority of all shares entitled to vote at the Special Meeting, the Company's Amended and Restated Articles of Incorporation may be amended to include the following language in order to give effect to the reverse split of the Company's common shares.
"Effective with the commencement of business on [ ____________], 2015 [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Corporation has effected a [whole number between two and twelve to be determined at the discretion of the Board of Directors] to 1 reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued and outstanding shares of common stock shall decrease from [_________] to [____________] as adjusted for the cancellation of fractional shares. The reverse stock split shall not change the par value of the common stock. The stated capital of the Corporation is hereby reduced from $[_______] to $[________] as adjusted for the cancellation of the fractional shares and the amount of $[_________] as adjusted for the cancellation of fractional shares is allocated to surplus."

EXHIBIT II
If Proposal Two is adopted by the affirmative vote of a majority of all shares entitled to vote at the Special Meeting and the Company effects the reverse stock split contemplated in Proposal One, Section "D" of the Company's Amended and Restated Articles of Incorporation may be amended and restated to effect the decrease in authorized share capital, as follows:
D. The aggregate number of shares of stock that the Corporation is authorized to issue is [__________] million ([___________]) registered shares, of which [_________] ([___________]) shall be designated common shares with a par value of one United States cent (U.S. $0.01) per share, and Fifty Million (50,000,000) shall be designated preferred shares with a par value of one United States cent (U.S. $0.01) per share. The Board of Directors shall have the authority to authorize the issuance from time to time of one or more classes of preferred shares with one or more series within any class thereof, with such voting powers, full or limited, or without voting powers and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereon as shall be set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such preferred shares.

SCORPIO Bulkers

IMPORTANT SPECIAL MEETING INFORMATION

000004

ENDORSEMENT_LINE______________ SACKPACK_______________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Admission Ticket

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time on December 23, 2015.

Vote by Internet

- Go to **www.envisionreports.com/SALT**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals — THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL ONE AND FOR PROPOSAL TWO.

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Special Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.   /   /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

C 1234567890 JNT

1 U P X 2 5 7 0 5 8 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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027U6D

2015 Special Meeting Admission Ticket

2015 Special Meeting of
Scorpio Bulkers Inc. Shareholders

December 23, 2015, 9:00 a.m. Local Time
Office of Scorpio Commercial Management S.A.M.,
Le Millenium, 9, Boulevard Charles III, Monaco MC 98000

Upon arrival, please present this admission ticket
and photo identification at the registration desk.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

SCORPIO Bulkers

Proxy — Scorpio Bulkers Inc.

Notice of 2015 Special Meeting of Shareholders

Office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000
Proxy Solicited by Board of Directors for Special Meeting — December 23, 2015

The undersigned shareholder hereby appoints Emanuele A. Lauro and Anoushka Kachelo, and each of them individually, with the power to act without the other and with the full power of substitution, as proxies, and hereby authorizes them to represent the undersigned and to vote, as provided on the other side of this card, all of the shares of Scorpio Bulkers Inc. that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before, the Special Meeting of Shareholders to be held at 9:00 a.m., local time, on December 23, 2015 at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000, or any postponement or adjournment thereof, with all powers which the undersigned would possess if present at the meeting. THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO SUCH DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

(Continued, and to be marked, dated and signed on reverse side.)